

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 20, 2016

Greg Hiscock
General Counsel
Mitel Networks Corporation
350 Legget Drive
Ottawa, Ontario
Canada K2K 2W7

> **Re:    Mitel Networks Corporation**
> **Registration Statement on Form S-4**
> **Amended June 10, 2016**
> **File No. 333-211358**

Dear Mr. Hiscock:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Merger, page 50

Background of the Merger, page 50

1.    Highlight the possible consequences to Polycom due to Mitel's position that Polycom's granting access to Sponsor 1 was a breach of the merger agreement between Polycom and Mitel. Discuss whether the Polycom board considered Mitel's position, and possible ramifications, in reaffirming its recommendation to the Polycom stockholders to vote in favor of the proposed merger with Mitel.

2.      We note your response to prior comment 3.  However, your revised disclosure does not address whether Polycom's board believed the revised non-binding proposal from Sponsor 1 was a "Company Superior Proposal," and the reasons why the Polycom board continued to recommend Mitel's proposal over Sponsor 1.  Please revise accordingly.

You may contact Christy Adams, Staff Accountant, at (202) 551- 3363 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.  Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc:  Adam M. Givertz
      Paul, Weiss, Rifkind, Wharton & Garrison LLP